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                                  EX-99.1.5(iv)

                                 AMENDMENT RIDER

The following new paragraph is added to the Surrender Charge subsection as the second paragraph:

     At the time of the Date of Issue for a decrease in Specified Amount, We will deduct a surrender charge from the Total Account Value. The applicable surrender charge for this Policy for a decrease is the amount shown in the Policy Specifications in the Table of Surrender Charges prorated for the percentage decrease.

The Repayment subsection is amended as follows:

     The Loan Account Value may be repaid in full or in part at any time as long as this Policy is in force and the Insured is living. The amount necessary to repay all loans in full is the Loan Account Value plus any accrued interest. Loan repayments will be allocated to the Fixed Account Value and the Separate Account Value in the same proportion in which the loan was taken. The proportion allocated to the Separate Account Value will be further allocated to the Funds in accordance with current premium allocation. The Loan Account Value will be reduced by the amount of any loan repayment.

The first paragraph of the Change from Option 1 to 2 subsection is amended as follows:

     Changes from Option 1 to 2 will be allowed at any time. The Specified Amount will be reduced to equal the Specified Amount less the Total Account Value at the time of the change.

The first paragraph of the Change from Option 3 to 2 subsection is amended as follows:

     Changes from Option 3 to 2 will be allowed at any time. The Specified Amount will be reduced to equal the Specified Amount prior to the change plus the difference between the Total Account Value and the accumulated premiums at the time of the change.

The first paragraph of the Decrease in Specified Amount subsection is amended as follows:

     Decreases will be allowed at any time. However, decreases made within the first 5 Policy Years will be allowed only with our consent. The amount of a decrease cannot reduce this Policy's Specified Amount below the Minimum Specified Amount.


This Rider is attached to and made a part of this Policy. It is effective on May 1, 1998.

                    Aetna Life Insurance and Annuity Company

                         /s/ Kirk P. Wickman

                                    Secretary


70284-1998